PEARLMAN LAW GROUP LLP

Attorneys-at-Law

200 South Andrews Avenue, Suite 901

Fort Lauderdale, Florida 33301-2068

(954) 880-9484

December 18, 2017

VIA EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Worthy Peer Capital, Inc.

Offering Statement on Form 1-A

Filed November 27, 2017

File No. 024-10766

Ladies and Gentlemen:

Receipt is acknowledged of your comment letter dated November 14, 2017, to the Offering Statement submitted by Worthy Peer Capital, Inc. (the “Company” or “Issuer”), filed November 27, 2017.

We are hereby submitting an amended offering statement. Our responses are set forth below and respond numerically to the items in your comment letter.

General

Comment 1.

Please provide your correspondence with Staff regarding your status as an investment company as exhibits to your offering statement. Refer to Item 17(15) of Form 1-A and Rule 252(d) for guidance.

Response:

Per your request we have filed, as exhibits, the Company’s correspondence with the Staff regarding its status as an investment company.

Part II

Offering Circular Summary, Business Overview, page I

Comment 2.

We note you removed the disclosure at the end of this paragraph regarding your auditor's finding raising substantial doubt about your ability to continue as a going concern.  You had previously included this statement here in response to a previous comment by Staff. Please tell us why you removed the disclosure from this section.  Alternately, include the deleted sentence.

United States Securities and Exchange Commission

December 18, 2017

Response:

The sentence has been moved to page 7 under “Risks Affecting Us”. The Company believes it is more appropriately contained in this section.

Risks Affecting Us, page 2

Comment 3.

We note you refer to your "previous auditor" in the final bullet in this section.  Please tell us if your independent accountant resigned or was dismissed. If so, please also provide the disclosure required by Rule 304 of Regulation S-K.

Response:

D’Arelli Pruzansky P.A. no longer provides any audit services. Rule 304 disclosure is being made.

Exhibit 11.1, Consent of the Independent Auditors

Comment 4.

Please provide a current consent from your independent auditor.  Refer to Item 17(11) of Form 1-A for guidance.

Response:

We have enclosed the consent from the independent auditor.

Exhibit 12.1, Opinion of the Pearlman Law Group LLP

Comment 5.

We note the legal opinion you have provided states the Worthy Bonds "will be duly authorized, validly issued and fully paid."  As Worthy Bonds are debt securities,  rather than equity securities, please provide an opinion from counsel regarding whether the securities will be binding obligations.  Refer to Staff Legal Bulletin No. 19(II)(B)(l )(e) for guidance.

Response:

In accordance with your comment a revision has been made.

On behalf of the Company, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

/s/ Charles B. Pearlman

Charles B. Pearlman